August 9, 2007

Via EDGAR and Courier

Division of Corporation Finance,
United States Securities and Exchange Commission
100 F Street, NE,
Washington D.C. 20549-3628
Attention:  Daniel F. Duchovny, Esq.

Re:	21st Century Insurance Group
Amended Schedule 13E-3
File No. 005-40732
Filed July 23, 2007

Revised Preliminary Proxy Statement on Schedule 14A
Filed July 23, 2007
File No. 001-10828

Dear Mr. Duchovny:

On behalf of 21st Century Insurance Group (the “Company”), we are providing the following responses to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated August 6, 2007 (the “Comment Letter”) relating to the above-referenced Revised Preliminary Schedule 14A filed on July 23, 2007 (the “Revised Proxy Statement”) and Amended Schedule 13E-3 filed on July 23, 2007 (the “Amended Schedule 13E-3”).  The Company has revised the Revised Proxy Statement in response to the Staff’s comments and is filing concurrently with this letter an amended Revised Preliminary Schedule 14A (the “Second Amended Proxy Statement”) and a revised Amended Schedule 13E-3 (the “Second Amended Schedule 13E-3”) which reflect these revisions and generally update the information contained therein.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.  Page references in the text of this letter correspond to the pages of the Second Amended Proxy Statement.  The responses and information described below are based upon information provided to us by the Company, its financial advisors, and American International Group, Inc. (“AIG”) and its affiliates and advisors, as the case may be.

Division of Corporation Finance
United States Securities and Exchange Commission
August 9, 2007

Revised Proxy Statement

Special Factors

Background of the Merger, page 17

1.                                      Please disclose your response to comment 10.

Response: In response to the Staff’s comment, the disclosure on page 18 of the Second Amended Proxy Statement has been revised.

2.                                      We disagree with your response to comment 13 and we reissue the second sentence.  We note additionally that Item 1015 of Regulation M-A relates to “any report, opinion or appraisal from an outside party that is materially related to the Rule 13e-3 transaction, including, but not limited to:  any report, opinion or appraisal…”

Response: In response to the Staff’s comment, the Company has filed the materials prepared by Lehman Brothers Inc. on December 1, 2006 as an exhibit to the Second Amended Schedule 13E-3 and the disclosure in Item 9 has been revised.  In addition, the disclosure on pages 46 – 47 of the Second Amended Proxy Statement has been revised.

3.                                      We note your response to comment 14.  Please provide the disclosure required by Item 1015(b)(6) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has filed the materials prepared by Lehman Brothers Inc. on February 8, 2007 as an exhibit to the Second Amended Schedule 13E-3 and the disclosure in Item 9 has been revised.  In addition, the disclosure on pages 46 – 47 of the Second Amended Proxy Statement has been revised.

Recommendations of the Special Committee and the Board of Directors, page 31

4.                                      We reissue comment 17.  We note that the board of directors adopted the Special Committee’s conclusions and that the Special Committee considered, but did not adopt, the opinion and presentation by Lehman Brothers.

Response: In response to the Staff’s comment, the disclosure on pages 29 and 31 of the Second Amended Proxy Statement has been revised.

5.                                      We note your response to comment 18.  Note that the filing persons are required to make a fairness determination as to unaffiliated security holders.  Given that the group of security holders addressed in the financial advisor’s opinion includes other, affiliated security holders, an adoption of that opinion (without an additional explanation of the discrepancy) does not satisfy the requirements of the filing persons under Item 1014 of Regulation M-A.  Please revise your disclosure as previously requested.

Division of Corporation Finance
United States Securities and Exchange Commission
August 9, 2007

Response: In response to the Staff’s comment, the disclosure on page 29 of the Second Amended Proxy Statement has been revised.

6.                                      We note the revision made in response to comment 19.  Please tell us the reason for the disclosure to be deleted instead of being expanded, as previously requested.  Did the filing persons not consider the issues previously disclosed in their determination of fairness? Did the filing persons change their view with respect to the materiality of the issues previously disclosed since the initial filing of the preliminary proxy statement?  In addition, we reissue the comment’s last sentence, which appears to have resulted in no revision or response.

Response: In response to the Staff’s comment, the disclosure on pages 29 and 35 of the Second Amended Proxy Statement has been revised.

7.                                      Please revise your disclosure to include the substance of your response to comment 20, including a notation of the absence of the factors cited in our original comment.

Response: In response to the Staff’s comment, the disclosure on pages 31 – 32 of the Second Amended Proxy Statement has been revised.

Opinion of the Financial Advisor to the Special Committee, page 37

8.                                      We disagree with your response to comment 24 and we reissue it.  Please provide the disclosure previously requested to allow security holders to understand the source of the results already disclosed. To the extent necessary to avoid confusion, you should explain to security holders how the data was used to arrive at the results disclosed.  We note additionally that the filing of the financial advisor’s report as an exhibit to the Schedule 13E-3 is not sufficient to comply with your disclosure requirements in the proxy statement.

Response: In response to the Staff’s comment, the disclosure on pages 41 – 43 of the Second Amended Proxy Statement has been revised.

9.                                      We reissue comment 25. Explain why Lehman Brothers selected the price to LTM earnings and price to forward earnings “as being the most appropriate multiples.”

Response: In response to the Staff’s comment, the disclosure on page 42 of the Second Amended Proxy Statement has been revised.

Summary of BAS and JPMorgan presentations to AIG, page 45

10.                               We reissue the last sentence of comment 30. Explain why book value per share was adjusted by the AOCI.

Response: In response to the Staff’s comment, the disclosure on page 51 of the Second Amended Proxy Statement has been revised.

Division of Corporation Finance
United States Securities and Exchange Commission
August 9, 2007

On behalf of the filing persons, we confirm that: the filing persons acknowledge, in connection with filing the Second Amended Proxy Statement and the Second Amended Schedule 13E-3 (together, the “Filings”) in response to the Staff’s comments:

1.             they are responsible for the adequacy and accuracy of the disclosure in the Filings;

2.             Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filings; and

3.             they may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me or L. Byron Vance III at 312-407-0700 with any further questions or comments you may have regarding the Filings, or if you wish to discuss any of the foregoing responses.

Sincerely,

/s/ Peter C. Krupp
Peter C. Krupp